UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 28, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the "EGM") of 中國東方航空 股份有限公司 (China Eastern Airlines Corporation Limited) (the "Company") will be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China ("PRC") at 2:00 p.m. on Friday, 19 March 2010, or any adjournment thereof, for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions (unless otherwise defined in this notice, capitalized terms used herein shall have the same meanings as ascribed to them in the announcement of the Company dated 23 December 2009):

AS ORDINARY RESOLUTIONS

1.	"THAT, to consider that Mr. Wu Xiaogen (吳曉根) be elected as an independent non-executive director of the fifth session of the Board of the Company."

Please refer to note 6 of this notice for biographical details of Mr. Wu.

2.	"THAT, to consider that Mr. Ji Weidong (季衛東) be elected as an independent non-executive director of the fifth session of the Board of the Company."

Please refer to note 7 of this notice for biographical details of Mr. Ji.

By order of the board of directors
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company, as at the date hereof, are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)

Shanghai, the PRC
28 January 2010

1

Notes:

1.	Persons entitled to attend the EGM

Persons who hold H Shares of the Company and are registered as holders of the H Shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 12 February 2010 will be entitled to attend the EGM upon completion of the necessary registration procedures. (Notice will be made to the holders of the A Shares of the Company separately.)

2.	Registration procedures for attending the EGM

(i)
Holders of H Shares shall deliver their attendance slips for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Company at its place of business located at 2550 Hongqiao Road, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) from 9:00 a.m. to 4:00 p.m. on Friday, 26 February 2010 (if by facsimile) or between Monday, 22 February 2010 to Friday, 26 February 2010 (if by post). If proxies are appointed by shareholders to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(ii)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

3.	Appointing proxies

(i)
Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(ii)
The instrument appointing a proxy must be duly authorized in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign (or other documents of authorization) must be notarially certified. For the holders of H Shares, the notarially certified power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar, not less than 24 hours before the time scheduled for the holding of the EGM in order for such documents to be considered valid.

(iii)	If more than one proxy has been appointed by any shareholder of the Company, such proxies shall not vote at the same time.

4.	Duration of the EGM

The EGM is expected to last for an hour. Shareholders or their proxies attending the EGM shall be responsible for their own accommodation and travel expenses.

5.	Closure of books

The H Share register of members of the Company will be closed from Saturday, 13 February 2010 to Friday, 19 March 2010, both days inclusive, during which period no transfer of the H Shares will be effected. Where applicable, holders of H Shares intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:00 p.m. on Friday, 12 February 2010.

The address and contact details of Hong Kong Registrars Limited are as follows:
Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong
Telephone: +852 2862 8628
Fax: +852 2865 0990

6.	Biographical details of Mr. Wu

Mr. Wu, aged 43, is the chief accountant of China First Heavy Industries (中國第一重型機械集團公司) and holds the title of researcher. Mr. Wu was the assistant to general manager and the deputy general manager of the securities business department of China Jingu International Trust Investment Company Limited (中國金穀國際信託投資有限責任公司) from April 1998 to March 1999, the deputy general manager of the securities management department and the general manager of the institutional management department of China Technology International Trust Investment Company (中國科技國際信託 投資公司) from March 1999 to July 2000, the head of the audit teaching and research unit and the vice president of the School of Accountancy of Central University of Finance and Economics (中央財經大學) from July 2000 to November 2004. He has been the chief accountant of China First Heavy Industries (中國第一重型機械集團公司) since November 2004. Mr. Wu served as an independent director of Beijing AriTime Intelligent Control Co., Ltd. (北京金自天正智能控制股份有限公 司) from 28 January 2003 to 28 January 2009, which is also a company listed on the Shanghai Stock Exchange. Mr. Wu graduated from the Department of Economics and Management of Central University of Finance and Economics (中央財經 大學) in 1997 and obtained a doctoral degree in Economics.

2

Save as disclosed in the above, Mr. Wu has not held any directorship in public listed companies or other major appointment in the past 3 years preceding the date of this notice nor has he any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this notice, Mr. Wu does not have, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date of this notice, there is no service contract between the Company and Mr. Wu in respect of the aforesaid appointment. The remuneration of Mr. Wu is determined at the general meeting of the Company according to their responsibilities with the Company and prevailing market conditions. The terms of services of Mr. Wu will be the same as the current session of the Board.

Save as disclosed in this notice, the Board is not aware of any matters in relation to the appointment of Mr. Wu which are required to be disclosed pursuant to Rules 13.51(2) of the Listing Rules and any other matter that need to be brought to the attention of the shareholders of the Company.

7.	Biographical details of Mr. Ji

Mr. Ji, aged 52, is currently the dean and the professor of Koguan Law School of Shanghai Jiaotong University (上海交通 大學), and an honorary professor of Kobe University, Japan. Mr. Ji graduated from the Department of Law of Peking University (北京大學) in 1983 and obtained a bachelor’s degree in law. Mr. Ji completed his master’s and doctoral degree courses at the graduate school of Kyoto University, Japan from April 1985 to March 1990. From September 1991 to July 1992, he was a visiting scholar at Stanford Law School, the USA. He obtained his doctoral degree in law from Kyoto University, Japan in January 1993. From April 1990 to September 1996, Mr. Ji was an associate professor at the School of Law of Kobe University, Japan. From October 1996 to March 2009, he was a professor at the School of Law of Kobe University, Japan. Since 2008, he has been the dean and professor of Koguan Law School of Shanghai Jiaotong University.

Save as disclosed in the above, Mr. Ji has not held any directorship in public listed companies or other major appointment in the past 3 years preceding the date of this notice nor has he any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this notice, Mr. Ji does not have, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date of this notice, there is no service contract between the Company and Mr. Ji in respect of the aforesaid appointment. The remuneration of Mr. Ji is determined at the general meeting of the Company according to their responsibilities with the Company and prevailing market conditions. The terms of services of Mr. Ji will be the same as the current session of the Board.

Save as disclosed in this notice, the Board is not aware of any matters in relation to the appointment of Mr. Ji which are required to be disclosed pursuant to Rules 13.51(2) of the Listing Rules and any other matter that need to be brought to the attention of the shareholders of the Company.

3

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code:  00670)

EXTRAORDINARY  GENERAL  MEETING

ATTENDANCE  SLIP

To:　China Eastern Airlines Corporation Limited (the ‘‘Company’’)

I/We  intend  to  attend  the  extraordinary  general  meeting  of  the  Company  to  be  held  at  Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China, at 2 : 00 p.m. on 19 March 2010 personally/by appointing a proxy.

Name
Number of H Share Held
IC/Passport Number
Shareholder’s Number
Correspondence Address
Telephone Number

Signature(s):	Date:

Notes:

1.	Please print your full name in English as well as in Chinese (as registered in the register of members).

2.	Please attach a photocopy of the relevant page(s) in your IC/Passport showing your name and your photo.

3.	Please attach a photocopy of the documents certifying your shareholding.

4.	As for items (personally/by appointing a proxy) and (IC/Passport number(s)), please delete the items as appropriate.

5.
This slip must be completed and signed and be received at the Company’s place of business at No. 2550 Hongqiao Road, Shanghai, the People’s Republic of China from 9 : 00 a.m. to 4 : 00 p.m. on Friday, 26 February 2010 (if by facsimile) or between Monday, 22 February 2010 to Friday, 26 February 2010 (if by post). The slip must be addressed to the Secretary Office of the Board of Directors.

The slip can be sent to the Company by way of personal delivery, mail (zip code: 200335) or by fax (fax number: +86 21 62686116).

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code:  00670)

Proxy Form for the Extraordinary General Meeting to be held on 19 March 2010

I/We                                             (Note 1), ‘‘H’’ Shares shareholder account number (if applicable):                                                                                                 , address:                                                                                                                              (Note 1), hold                                                                                                                   ‘‘H’’ Shares (Note 2) of China Eastern Airlines Corporation Limited (the ‘‘Company’’) and hereby appoint the chairman of the EGM or Mr./Ms.                                                                                                                of address:                                                       (Note 3), to  represent me/us to attend the EGM to be held at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the People’s Republic of China (‘‘PRC’’), at 2 : 00 p.m. on Friday, 19 March 2010 and any adjournment thereof (the ‘‘EGM’’) and vote on behalf of me/us according to the following instructions upon the proposed resolutions as listed in the Company’s notice of the Extraordinary General Meeting (the ‘‘Notice’’). In the absence of any instruction on any particular matter, the proxy shall exercise his/her discretion as to whether, and if so how, he/she votes.

Note:
Shareholders should read the contents of the relevant resolutions contained in the Notice carefully before exercising your vote on the below resolutions. Capitalized terms defined herein should have the same meaning as ascribed to them in the Notice.

ORDINARY RESOLUTIONS		AGREE (Note 4)	DISAGREE (Note 4)	ABSTAIN (Note 4)
1.	“THAT, to consider that Mr. Wu Xiaogen (吳曉根) be elected as an independent non-executive director of the fifth session of the Board of the Company.”
2.	“THAT, to consider that Mr. Ji Weidong (季衛東) be elected as an independent non-executive director of the fifth session of the Board of the Company.”

Signature(s): (Note 5)	Date:

Notes:

1.	Please print your full name(s) and address(es) in English as well as in Chinese (as registered in the register of members).

2.	Please fill in the number of shares registered in your name(s). If such number is not provided, this proxy form will be deemed to relate to all the shares registered in your name(s).

3.
If you wish to appoint someone other than the chairman of the EGM, please delete the words ‘‘the chairman of the EGM or’’ and fill in the name and address of the proxy as entrusted by you in the space provided. A shareholder can appoint one or more proxies for the purpose of attending the meeting and the proxy/proxies do(es) not have to be the Company’s shareholder(s). Any changes on this proxy form must be duly authenticated by the signature of the signer of this proxy form.

4.
IMPORTANT:  If you would like to vote for the resolution, please put a tick (‘‘✓’’)  in the appropriate box marked ‘‘Agree’’. If you would like to vote against the resolution, please put a cross (‘‘✓’’)  in the box marked ‘‘Disagree’’.  If you would like to abstain from voting the resolution, please put a tick (‘‘✓’’)  in the box marked ‘‘Abstain’’. In the absence of any instruction, the proxy may vote at his/her discretion.

5.	This proxy form must bear the signature of the entrustor. In the event that the shareholder is a company or an institution, the proxy form must bear the company chop of that company or institution.

6.
This proxy form must be duly signed by the appointer or his attorney. If this proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For holders of the H Shares, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H Share registrar at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time scheduled for the holding of the EGM in order for such documents to be considered valid.

7.	If more than one proxy has been appointed by any shareholders of the Company, such proxies shall not vote at the same time.

8.	If a proxy attends the EGM, appropriate identification documents must be produced.